
Love The Network
NOT JUST ANOTHER DATING APP...
WWW.LOVETHENETWORK.COM
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Love The Network

# Establishing The Network - Background Checked Members

Revolutionizing Online Dating

Portland, ME

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$249,999 Maximum

$0 of $50,000 Minimum

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## Pitch

The online dating business is slated to be worth $12 BILLION worldwide, and continuously rising every year!

Did you know Match gave Tinder a valuation of $3.4 billion back in 2012?!

If you're looking for:

- Great return on your investment
- A unicorn
- A positive social enterprise that makes money!

I invite you to learn a little more about the company we started last year - Love The Network.

More than 70% of online daters believe that dishonesty is a pervasive issue on these platforms. (In 2019 alone Americans were 'Love Scammed' out of 201 Million dollars!) We saw this dissatisfaction as a chance to innovate, improve, and lead the online dating industry. Not only does Love The Network have a positive mission, but we also have a competitive edge that gives us the opportunity to rise to the top of this multi-billion dollar industry as a most trusted brand.

We are the *first and only* dating app focused on educating others about healthy dating and happy relationships, requiring all members to pass a background check- resolving so many concerns around online predators, 'catfishing', fake accounts, and scammers.

Anyone convicted of harassment, stalking, domestic violence, or sexually motivated crimes is not granted access to our App. Future plans include a new web app, in-app video chatting, improved screening/registration/login capabilities, educational content, VR integration, scale the US market, and begin approaching international markets.

We wish we could easily capture the hundreds of people that have reached out us to encourage us to keep going with this project. With your help, we could turn it into millions.

Be part of the growing revolution!

### Key Facts

- $12 billion worldwide market - the last US Census reported 112.7 million singles alone.
- Positive Social Impact - we promote positive healthy dating and relationships.
- Current high consumer use & dislike among current dating apps - this is an opportunity to emerge as a trusted industry leader.
- Consumers can be proud of our unique brand identity.
- We were founded, created, and supported by those looking for a real authentic dating experience via apps, and other advancing technologies.

### Community Impact

- Health & Human Services
- Education
- Community Building
- Women Owned

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## Opportunity
Why we're compelling

## Our Terms
What we're offering

## Our Team
The people making this happen

## Our Milestones
Planning our path forward

## Media
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## FAQ
Frequently Asked Questions